RECEIVED
2004 JUL 30 A 9:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Grupo Dataflux, S.A. de C.V.

04035867

SUPPL

Date: Jul 26th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, RM. 3099
Mail Stops 3-7
Washington D.C. 20549
FAX: (202) 942-9624

Re: Grupo Dataflux, S.A. de C.V. No. 82-4899

Dear Sirs:

Find attached 1 press release submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) of the Securities and Exchange Act of 1934. Grupo Dataflux, S.A. de C.V. claims exemption under Rule 12g3-2(b) number 82-4899.

Sincerely,

Adrián González
Grupo Dataflux
Investor Relations

PROCESSED
JUL 30 2004
THOMSON FINANCIAL

dlw 7/30

Universidad CNCI

CNCI UNIVERSITY (GRUPO DATAFLUX) REPORTS 2Q04 RESULTS

– Accumulated Operating Income increased 18% to Ps$11.2 million –
– Accumulated EBITDA grew 6% to Ps$23.7 million –
– Accumulated Net Income reached Ps$9.4 million –
– Accumulated Net Income Cash increased 9% to Ps$22.5 million –

Monterrey, Mexico, July 23, 2004 — The CNCI University, previously Grupo Dataflux, S.A. de C.V., (BMV: Dataflx B) the Mexican Education company with the largest geographical reach, reported its second quarter 2004 results.

2Q04 – Quarterly Results

Sales increased 8% to Ps$51.8 million and Gross income grew 7% to Ps$40.9 million for 2Q04. Operating income registered Ps$5.7 million pesos for 2Q04, coming from Ps$5.4 million in 2Q03; this represents a 5% increment. EBITDA reached Ps$12.2 million, remaining flat compared to 2Q03.

CNCI University's integral financing cost registered Ps$0.1 million in 2Q04. The company recorded a net income of Ps$5.1 million in 2Q04 versus a net loss of (Ps$6.8) million recorded in 2Q03. It registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$11.5 million pesos, growing 1% versus 2Q03.

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	2Q03	2Q04	Gwth %
Sales	48,056.0	51,792.0	8%
Gross Income	38,127.0	40,916.0	7%
Operating Income	5,428.0	5,693.0	5%
EBITDA	12,160.0	12,174.0	0%
Net Income	(6,787.0)	5,114.4	n.a.
Net Income Cash	11,360.0	11,505.0	1%

June 2004 – Accumulated Results

Sales increased 4% to Ps$108.9 million and Gross income grew 5% to Ps$87.5 million as of June 2004. Operating income registered Ps$11.2 million pesos as of June 2004, coming from Ps$9.5 million in June 2003; this represents a 18% increment. EBITDA reached Ps$23.7 million, increasing 6% compared to first six months of 2003.

As of June 2004 the CNCI University holds no interest bearing debt, event that follows its strategy of not using bank debt to finance its operation.

CNCI University's integral financing cost registered Ps$0.9 million for the first six months of 2004. The company recorded a net income of Ps$9.4 million as of June 2004 versus a net loss of (Ps$7.7) million recorded in the same period of 2003. It registered a net income in cash (net income excluding entries that do not impact cash flow) of Ps$22.5 million pesos, growing 9% versus the first half of 2003.

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 03	Jun 04	Gwth %
Sales	104,526.0	108,869.0	*4%*
Gross Income	83,632.0	87,524.0	*5%*
Operating Income	9,527.0	11,215.0	*18%*
EBITDA	22,258.0	23,682.0	*6%*
Net Income	(7,660.0)	9,383.0	*n.a.*
Net Income Cash	20,585.0	22,497.0	9%

CNCI University Branch Network

The CNCI´s University network is currently composed of 85 locations where Technical Training, College and University education is provided. The network reaches 30 states and 48 cities across Mexico.

"In this quarter we grew from 96 to 99 locations providing College education and all our locations provide Technical Training degrees", commented Guillermo Enriquez, CNCI´s University Dean. "We now have 4,205 College students, 96 in University and 9,904 enrolled in Techincal Training programs".

Additionally the CNCI University is also operating 22 franchise locations in the cities of; Oaxaca, Tuxtla Gutierrez, Tapachula, Tijuana, Chihuahua, Ciudad Juarez, Cancun , Hermosillo, Mexicali, Merida, Villahermosa, Culiacan, Minatitlan, San Cirstobal, Santa Catarina, Queretaro, Monclova, Matamoros, Delicias, Poza Rica y Pachuca.

Internet - Todito.com (non-consolidated operation)

Todito's total accumulated sales were Ps$114.5 million pesos for the six months of the year, a growth of 32% versus 2003. Its gross income grew 17% reaching Ps$72.7 million.

Its operating expenses registered Ps$150.6 million, of this total Ps$104.1 million relates to TV advertising on TV Azteca, which does not imply cash outflows. As a result, Todito registered an EBITDA of Ps$33.6 million pesos growing 5% versus 2003.

Todito also registered excellent results on its prepaid Internet access service Todito Card. In this line, Todito recorded a 102% sales increase reaching Ps$52.3 million, and user activation's grew 137% to a total of 565,958.

With the exception of historical information, the matters discussed in this press release are forward-looking statements.

__Company Profile__

The CNCI University, S.A. de C.V. (BMV: Datafix B) is the Mexican Education company with the largest geographical. Additionally, it holds a 50% investment in Todito.com S.A. de CV.; a leading Internet portal, ISP and e-commerce site for North American Spanish-speakers.

# # #

Investor and Press Inquiries

Celestina Aguilar, Celestina_aguilar@dataflux.com.mx, Tel: 818.221.2000, Fax: 818.221.2091

UNIVERSIDAD CNCI S.A. DE C.V.
QUARTERLY INCOME STATEMENT
In Thousands of Pesos

	2Q03	2Q04	Gwth %
Sales	48,056	51,792	*8%*
Cost of Goods Sold	(9,929)	(10,876)	*10%*
Gross Income	**38,127**	**40,916**	*7%*
Operating Expenses	(25,967)	(28,742)	*11%*
Depreciation and Amortizations	(6,732)	(6,481)	*-4%*
Operating Income	**5,428**	**5,693**	*5%*
EBITDA	12,160	12,174	*0%*
Financial Expenses, net	(243)	(187)	*-23%*
FX Income, net	230	113	*-51%*
Monetary Position Gain, net	130	(22)	*n.a.*
	117	**(96)**	*n.a.*
Earnings After Financial Entries	**5,545**	**5,597**	*1%*
Other income (expenses), net	(557)	(483)	*-13%*
Taxes	-	-	*n.a.*
Discontinued Operations	(11,775)	-	*n.a.*
Net Income	**(6,787)**	**5,114**	*n.a.*
Net Income Cash	11,360	11,505	*1%*

UNIVERSIDAD CNCI S.A. DE C.V.
ACCUMULATED INCOME STATEMENT
In Thousands of Pesos

	Jun 03	Jun 04	Gwth %
Sales	104,526.0	108,869.0	*4%*
Cost of Goods Sold	(20,894.0)	(21,345.0)	*2%*
Gross Income	**83,632.0**	**87,524.0**	*5%*
Operating Expenses	(61,374.0)	(63,842.0)	*4%*
Depreciation and Amortizations	(12,731.0)	(12,467.0)	*-2%*
Operating Income	**9,527.0**	**11,215.0**	***18%***
EBITDA	**22,258.0**	**23,682.0**	**6%**
Financial Expenses, net	(554.0)	(350.0)	*-37%*
FX Income, net	72.0	(14.0)	*n.a.*
Monetary Position Gain, net	219.0	(633.0)	*n.a.*
	(263.0)	**(997.0)**	*279%*
Earnings After Financial Entries	**9,264.0**	**10,218.0**	***10%***
Other income (expenses), net	(1,120.0)	(835.0)	*-25%*
Taxes	-	-	*n.a.*
Discontinued Operations	(15,804.0)	-	*n.a.*
Net Income	**(7,660.0)**	**9,383.0**	***n.a.***
Net Income Cash	**20,585.0**	**22,497.0**	**9%**

UNIVERSIDAD CNCI S.A. DE C.V.
BALANCE SHEET
In Thousands of Pesos

Assets		Jun 05	Jun 04	Gwth %
Current Assets:				
Cash	$	22,258	12,254	-45%
Accounts Receivable		0	0	n.a.
Inventories		1,825	1,450	-21%
Affiliated Companies		108	0	n.a.
Taxes Receivable		5,898	0	n.a.
Other Accounts Receivable		5,352	23,522	339%
Investment in Subsidiaries		365,995	350,684	-4%
Current Assets	$	401,636	387,910	-3%
Discontinued Operations		240,586	0	n.a.
Other Accounts Receivable		0	53,772	n.a.
Fixed Assets, Net		102,141	100,797	-1%
Deferred Assets		13,793	35,370	156%
Deferred Taxes		16,039	15,898	-1%
Total Assets	$	774,095	593,748	-23%
Liabilities and Equity				
Short Term Liabilities:				
Bank Loans	$	495	0	n.a.
Accounts Payable		37,178	29,242	-21%
Other Accounts Payable		82,987	60,435	-27%
Taxes and Ints. Payable		0	1,535	n.a.
Deferred Liabilities		0	0	n.a.
Short Term Liabilities	$	120,660	91,212	-24%
Bank Loans	$	0	0	n.a.
Long Term Liabilities		49,666	47,588	-4%
Total Liabilities	$	170,326	138,800	-19%
Equity	$	46,708	44,889	-4%
Equity Inflationary Adjustment		36,405	38,351	5%
Premium on Stock's Suscription		413,483	413,611	0%
Inflationary Adjustment Deficit		-277,853	-300,104	8%
Retained Earnings		335,883	191,598	-43%
Reserve for Stock Repurchase Plan		22,965	23,133	1%
Stocks Repurchased		-5,590	-5,356	-4%
Net Income		-7,660	9,383	-222%
Initial Accumulated Deferred Taxes Effect		39,448	39,443	0%
Total Equity	$	603,769	454,848	-25%
Total Liabilities and Equity	$	774,095	593,748	-23%